ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry
T +1 617 951 7780
lisa.henry@ropesgray.com

February 20, 2024

VIA EDGAR

Mr. Aaron Brodsky, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Brodsky:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 120 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on December 8, 2023, relating to AMG Systematica Managed Futures Strategy Fund (the “Fund”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1. Comment: The Staff notes that the Fund’s investment objective uses the phrase “absolute returns.” Please disclose how the Fund defines that term.

Response: The Trust has included additional disclosure regarding the definition of “absolute returns” in the principal investment strategies disclosure as reflected in Appendix A.

2. Comment: The Staff notes that the Fund’s principal investment strategies disclosure indicates using multiple entities to provide subadvisory services, including foreign entities. Please supplementally explain if any entities that are not U.S. registered investment advisers are providing advisory services to the Fund and explain how that is in compliance with the Advisers Act of 1940, as amended. Please explain if the Fund is relying on any no action relief for these arrangements.

Response: The Trust confirms that each of the Fund’s investment adviser, subadviser and sub-subadvisers is registered with the SEC as an investment adviser under the Advisers Act of 1940, as amended.

3. Comment: The Staff notes that the Fund’s principal investment strategies disclosure states that “[t]he Fund seeks to execute its investment strategy over different markets across various major asset classes….” Please disclose all markets and assets that the Fund intends to principally invest in and clarify in the disclosure how the Fund defines investments in markets versus investments in assets.

Response: The Trust has revised the principal investment strategies disclosure as reflected in Appendix A.

4. Comment: Please consider disclosing if the Fund will be more weighted in certain markets and asset classes and, if so, under what circumstances.

Response: The Trust notes that the Fund is actively managed and, as disclosed in the principal investment strategies disclosure, seeks to algorithmically identify and capture movement in markets relating to momentum or trends. Disclosure in the section of the Prospectus titled “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies” states that while the Fund seeks to execute its strategy over different markets across various major asset classes and geographic regions, “the Fund may not have exposure to all such asset classes at any given time.” The Trust believes that this disclosure accurately and adequately reflects the Fund’s strategy. Nonetheless, in response to the Staff’s comment, the Trust has revised the Fund’s principal investment strategies disclosure as reflected in Appendix A to also state that the Fund’s exposure to markets within an asset class, and the extent of its exposure to a particular asset class, will vary based on its trend following strategy.

5. Comment: The Staff notes that the Fund’s principal investment strategies disclosure states that “[t]he Fund seeks to execute its strategy over different markets across various major asset classes, such as fixed income, equities, currencies and commodities, and geographic regions.” Please clarify what “geographic regions” means in this context as this appears to be a list of asset classes. Please disclose if the Fund will invest in foreign and emerging markets, as appropriate.

Response: The Trust has revised the Fund’s principal investment strategies disclosure as reflected in Appendix A.

6. Comment: The Staff notes that the Fund’s principal investment strategies disclosure states that the Fund generally gains exposure to asset classes by investing in futures contracts and forwards. If that is the case, please revise the disclosure in the second paragraph of the Fund’s principal investment strategies so that it does not imply the Fund will be investing directly in underlying assets like fixed income or equities.

Response: The Trust respectfully submits that the existing disclosure appropriately describes the Fund’s principal investment strategies. That is, the Fund generally gains exposure to asset classes by investing in futures contracts and forwards and may take either a long or a short position in a given market. Nonetheless, in response to the Staff’s comment, the Trust has clarified that the Fund generally seeks to gain exposure to the asset classes by investing in derivative instruments as reflected in Appendix A.

7. Comment: The Staff notes the sentence in the principal investment strategies disclosure that “[t]he Fund attempts to identify trends over multiple time horizons for each market traded.” Please disclose how the Fund defines “trends” and “trends over multiple time horizons.”

Response: The Trust has revised the Fund’s principal investment strategies disclosure as reflected in Appendix A to describe “trends.” With respect to “trends over multiple time horizons,” the Trust respectfully submits that the existing disclosure, as modified, describes the applicable time horizons (emphasis added):

The Fund attempts to identify trends over multiple time horizons for each market traded. ~~These~~ The time horizons used by the Fund to identify trends typically range from a few days to a few months, and are combined to produce an aggregate forecast for each applicable market.

8. Comment: The Staff notes the sentence in the principal investment strategies disclosure that “[t]hese time horizons typically range from a few days to a few months, and are combined to produce an aggregate forecast for each market. In each case, the model used to manage the Fund forecasts the position for that market based on the model’s volatility and other parameters.” Please disclose how the Fund defines “aggregate forecast” and “other parameters” in this context.

Response: The Trust has revised the Fund’s principal investment strategies disclosure as reflected in Appendix A.

9. Comment: Please disclose what factors are considered as part of the Fund’s quantitative analysis.

Response: The Trust respectively submits that the Fund’s principal investment strategies disclosure accurately describes the Fund’s quantitative investment process. Nonetheless, in response to the Staff’s comment, the Fund has clarified that position decisions are made on a systematic basis using quantitative analysis based on algorithms overseen by the Systematica Group.

10. Comment: The Staff notes that the last paragraph of the Fund’s principal investment strategies disclosure indicates that it will be making investments directly and through a wholly-owned subsidiary. Please address the following comments with respect to the Subsidiary:

a.	Please disclose that the Subsidiary includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

b.	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

c.

Please disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiary so the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

d.

Please disclose that any investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts as if were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any advisory contract between an investment adviser and the Subsidiary is a material contract that should be included as an exhibit to the Fund’s registration statement. If the same person is the adviser to the Fund and the Subsidiary, for purposes of complying with Section 15(c) of the 1940 Act, the review of the Fund’s and the Subsidiary’s advisory agreements may be combined.

e.	Please disclose that the Subsidiary complies with the provisions of the 1940 Act with respect to affiliated transactions and custody. Please identity the custodian of the Subsidiary, if any.

f.

Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund. The principal investment strategies and principal risks of a fund that invests in a subsidiary should reflect the aggregate operations of the fund and the subsidiary.

g.	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

h.

Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

i.	Please confirm in correspondence that the Subsidiary and its board of directors will designate an agent for service of process in the United States.

j.

Please confirm that the Subsidiary’s management fee, including any performance fee (if any), will be included in the Management Fees line item in the Fund’s fee table and the Subsidiary’s expenses will be included in the Other Expenses line item in the Fund’s fee table.

Response: The Trust respectfully declines to make the proposed change referenced under Comment 10.a. The Trust notes that the Fund’s principal investment strategies disclosure already specifies that the Subsidiary is wholly-owned and controlled by the Fund, and therefore believes the requested language is unnecessary.

The Trust confirms that the Fund and the Subsidiary comply, on an aggregate basis, with the provisions of the 1940 Act governing investment policies (Section 8), capital structure and leverage (Section 18), affiliated transactions and custody (Section 17) and that the Subsidiary’s assets are held by eligible custodians under Section 17 of the 1940 Act (currently, The Bank of New York Mellon). The Trust notes that disclosure in the Statement of Additional Information under “Additional Investment Policies – Subsidiary Investment” has been updated as follows (additions underlined):

The Fund’s assets may be invested in the Subsidiary. Investment in the Subsidiary is expected to provide the Fund with exposure to the commodity markets within the limitations of Subchapter M of the Code and Internal Revenue Service (“IRS”) guidance. The Subsidiary is a company organized under the laws of the Cayman Islands and is overseen by its own board of directors. The Fund is the sole shareholder of the Subsidiary, and it is not currently expected that shares of the Subsidiary will be sold or offered to other investors. The Fund looks through the Subsidiary for the purposes of compliance with its investment policies and the applicable provisions of the 1940 Act relating to the capital structure, affiliated transactions, and custody. Each Subsidiary has an eligible custodian under Section 17 of the 1940 Act.

Although the Subsidiary is not an investment company subject to 1940 Act, the Fund confirms the Subsidiary has voluntarily entered into advisory, subadvisory and sub-subadvisory agreements pursuant to the requirements of Section 15 of the 1940 Act, and that such agreements will be filed as exhibits to the Registration Statement.

The Trust confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. The Trust confirms that the Fund’s and Subsidiary’s financial statements will be presented on a consolidated basis. The Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff and will designate an agent for service of process in the United States. The Trust confirms that the Subsidiary’s management fee is included in the “Management Fee” line item of the Fund’s fee table, as disclosed in footnote 1 to the table. The Trust also confirms that the Subsidiary’s expenses are included in the “Other Expenses” line item in the Fund’s fee table.

11. Comment: The Staff notes that the disclosure under “Analytical Model Risk” states that “[t]he Fund’s investment strategy depends upon the reliability, accuracy and analyses of analytical models.” Please disclose how the Fund is defining its analytical model as used in the principal investment strategies disclosure.

Response: The Trust respectfully submits that “Analytical Model Risk” relates to the systematic trading models that are described throughout the Fund’s Item 4 and Item 9 investment strategy disclosure. The Trust has clarified the risk disclosure as follows (emphasis added):

“[t]he Fund’s investment strategy depends upon the reliability, accuracy and analyses of systematic trading models, which are analytical models.”

12. Comment: The Staff notes that the disclosure under “Analytical Model Risk” states that “[f]rom time to time the Systematica Group may exercise discretion over trading orders.” Please briefly disclose here or in the Fund’s disclosure in response to Item 9 of Form N-1A the general circumstances under which the Systematica Group might exercise such discretion.

Response: The Trust has revised the “Analytical Model Risk” in the Fund’s disclosure in response to Item 9 of Form N-1A as below:

While the models are ~~predominantly~~ algorithmic ~~and mechanical~~, from time to time the Systematica Group may exercise discretion ~~over trading orders~~ to deviate from trading in a manner indicated by the models. This discretion to deviate from trading as indicated by the models is expected to be used in rare circumstances where a market event arises that causes significant concern to the Systematica Group that suggests the need to alter trading of a particular market or instrument, for example in response to rare or extreme events. No assurance can be given that such ~~use of~~ discretion to not trade based on the output of models will be exercised at all or that the use of such discretion will enable the Fund to avoid losses ~~and in fact such~~. The use of such discretion may cause the Fund to forego profits which it may have otherwise earned had ~~such discretion not~~ the models been ~~used~~followed.

13. Comment: The Staff notes that the disclosure under “Leverage Risk” references swaps but that the Fund’s principal investment strategies disclosure does not. Please remove swaps from the Fund’s “Leverage Risk” disclosure or add swaps to the Fund’s principal investment strategies disclosure, as appropriate.

Response: The Trust confirms that “Leverage Risk” has been updated to remove the reference to swaps.

14. Comment: The Staff notes that “Emerging Markets Risk” is disclosed as a principal risk of the Fund. If emerging markets are a part of the Fund’s principal investment strategies, please add to the principal investment strategies disclosure.

Response: The Trust has revised the Fund’s principal investment strategies disclosure to include a reference to emerging markets as reflected in Appendix A.

15. Comment: The Staff notes the disclosure in the section titled “Additional Information About the Fund’s Principal Investment Strategies” that “[t]he models seek to combine the predictions of trend strength with an assessment of market risk.” Please explain in plain English how the models predict trend strength.

Response: The Trust notes that disclosure in the referenced section explains that “the models seek to determine position sizes that are proportional to the strength and conviction of the trend signal, with larger positions being held when the models indicate that the likely continuation of the trend is higher.” The Trust also notes that disclosure under “Analytical Model Risk” states that such models ultimately depend upon the judgement of the investment team and the assumptions embedded in the models. The Trust respectfully submits that the Fund’s existing disclosure sufficiently explains how the models predict trend strength.

16. Comment: The Staff notes the disclosure regarding Brexit in the Fund’s “Market Risk” disclosure. Please update such disclosure, as appropriate.

Response: The Trust has replaced the disclosure regarding Brexit in the Fund’s “Market Risk” with the disclosure shown below:

The United Kingdom (“UK”) left the European Union (“EU”) on January 31, 2020 (commonly referred to as “Brexit”). The UK and the EU agreed to a Trade and Cooperation Agreement that sets out the agreement for certain parts of the future relationship from January 1, 2021, but uncertainty remains in certain areas as to the future relationship between the UK and the EU. After Brexit, many EU laws were initially retained and continued to apply in the U K; however, the U K government has since enacted legislation that will repeal, replace or otherwise make substantial amendments to the E U laws that were initially retained, with a view to those laws being replaced by purely domestic legislation. It is impossible to predict the consequences of these amendments on the Fund and its investments. Such changes could be materially detrimental to investors. Although one cannot predict the full effect of Brexit, it could have a significant adverse impact on the UK and European and global macroeconomic conditions, and could lead to prolonged political, legal, regulatory, tax and economic uncertainty. This uncertainty is likely to continue to impact the global economic climate and may impact opportunities, pricing, availability and cost of bank financing; regulation; values; or exit opportunities of companies or assets based, doing business, or having service or other significant relationships in, the UK or the EU, including companies or assets held or considered for prospective investment by the Fund.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	Mark Duggan, Esq.

Maureen M. Kerrigan, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.

Appendix A

Principal Investment Strategies

The Fund uses a “trend following” strategy that seeks to algorithmically identify and profit from movements in markets relating to momentum or trends. The Systematica Group, which manages the Fund, believes that these trends exist because of market inefficiencies and are primarily due to investor behavior and the way in which information is disseminated across the broad investor universe.

The Systematica Group consists of Systematica Investments Limited, acting as general partner of Systematica Investments LP, the subadviser to the Fund (“Systematica” or the “Subadviser”), and Systematica Investments GP Limited, Systematica Investments Singapore Pte. Ltd, and Systematica Investments UK LLP (each a sub-subadviser to the Fund and collectively with Systematica, the “Systematica Group”)~~, manage the Fund using a strategy that is referred to as “trend following” and seeks to algorithmically identify and capture movements in markets relating to momentum or trends~~.

The Fund generally seeks to ~~execute its strategy over different markets across various~~gain exposure to major asset classes, such as fixed income, equities, currencies and commodities, ~~and geographic regions. “Markets” are defined as distinct futures or over-the-counter contracts. The Fund~~ by investing in derivative instruments. The Fund’s exposures to markets within an asset class, and the extent of its exposure to a particular asset class, will vary based on its trend following strategy. Exposures within an asset class may include any subset of the asset class, such as geographic region, industry, market capitalization, credit quality, underlying asset or other measure of value, and any other subset of the applicable asset class. The Fund may have investment exposure to foreign securities, including emerging market securities.

The Fund attempts to identify trends over multiple time horizons for each market traded. ~~These~~The time horizons used by the Fund to identify trends typically range from a few days to a few months, and are combined to produce an aggregate forecast for each applicable market. In each case, the model used to manage the Fund ~~forecasts the position for that market based on the model’s volatility and other parameters. Capital allocation decisions between the models, between the markets within a model and individual buy and sell decisions within such markets~~seeks to forecast returns for the applicable market in order to identify the position the Fund should take. Position decisions are made on a systematic basis using quantitative analysis based on algorithms overseen by the Systematica Group.

Generally, the Fund gains exposure to asset classes by investing in futures contracts and forwards, including, but not limited to, commodity futures, currencies, currency forwards, equity index futures, bond futures and interest rate futures. Derivative instruments may be exchange-traded or over-the-counter. The Fund may take either a long or a short position in a given market, and will typically take a long position in a market that is viewed as being in an up trend and will typically take a short position in a market that is viewed as being in a down trend. The Fund may also retain amounts in cash or cash equivalents, including U.S. government securities and money market and similar funds, as collateral for the derivatives positions the Fund takes, pending reinvestment or to the extent consistent with the Fund’s investment objective. The Fund seeks absolute returns, meaning it seeks positive returns over time that are not intended to be correlated to the returns of a particular asset class, market index or benchmark during that time period. The Fund intends to make investments directly and through its wholly-owned and controlled subsidiary, organized under the laws of the Cayman Islands (the “Subsidiary”), and may invest up to 25% of its total assets (measured at the time of investment) in the Subsidiary. The Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. The Systematica Group also manages the assets of the Subsidiary. Generally, the Subsidiary will invest primarily in commodity futures. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivative instruments, however, the Fund and the Subsidiary will comply with Rule 18f-4 under the Investment Company Act of 1940, as amended, on a consolidated basis with respect to investments by the Subsidiary in derivatives.

Additional Information About the Fund’s Principal Investment Strategies

The Fund’s allocations to different markets are driven by ~~the output of the~~its systematic trading models. The models seek to combine the predictions of trend strength with an assessment of market risk. To that end, the models seek to determine position sizes that are proportional to the strength and conviction of the trend signal, with larger positions being held when the models indicate that the likely continuation of the trend is higher. At the same time, the models seek to ensure that position sizes reflect current risk in the market, resulting in position sizes being inversely proportional to expected volatility.

The proprietary systematic trading models utilized by the Systematica Group in implementing the Fund’s investment strategy may be further developed and modified from time to time in the Systematica Group’s sole discretion. The Fund bears the risk that the proprietary systematic trading models used by the Systematica Group will not be successful in identifying trends or in determining the size and direction of investment positions that will enable the Fund to achieve its investment objective.

~~While the~~The Fund generally seeks to ~~execute its strategy over different markets across various~~gain exposure to major asset classes, such as fixed income, equities, currencies and commodities, ~~and geographic regions, the Fund may not have exposure to all such asset classes at any given time~~by investing in derivative instruments. The Fund’s exposure to markets within an asset class, and the extent of its exposure to a particular asset class, will vary based on its trend following strategy. Exposures within an asset class may include any subset of the asset class, such as geographic region, industry, market capitalization, credit quality, underlying asset or other measure of value, and any other subset of the applicable asset class. The Systematica Group generally expects that the Fund’s performance will have a low correlation to the performance of the general global equity, fixed income, currency and commodity markets over any given market cycle; however, the Fund’s performance may correlate to the performance of any one or more of those markets over short-term periods. The Fund seeks absolute returns, meaning it seeks positive returns over time that are not intended to be correlated to the returns of a particular asset class, market index or benchmark during that time period.

The Fund’s compliance with its investment limitations and requirements described in the Prospectus is usually determined at the time of investment. If such percentage limitation is complied with at the time of an investment, any subsequent change in percentage resulting from a change in values or assets, or a change in market capitalization of a company, will not constitute a violation of that limitation.